ArcelorMittal

Unaudited Condensed Consolidated Financial

Statements for the six months ended June 30, 2007

ArcelorMittal AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2007	December 31, 2006
	(millions of U.S. Dollars, except share and per share data)
ASSETS
Current assets:
Cash and cash equivalents, restricted cash and short-term investments	$6,782	$6,146
Trade accounts receivables	11,246	8,769
Inventories (note 5)	19,448	19,238
Prepaid expenses and other current assets	6,091	5,209

Total current assets	43,567	39,362

Non-current assets:
Goodwill and intangible assets (note 4)	14,954	10,782
Property, plant and equipment	57,836	54,696
Investments in affiliates and joint ventures	4,707	3,492
Deferred tax assets	1,503	1,670
Other assets	2,282	2,164

Total non-current assets	81,282	72,804

Total assets	$124,849	$112,166

LIABILITIES AND EQUITY
Current liabilities:
Payable to banks and current portion of long-term debt	$7,617	$4,922
Trade accounts payable	11,853	10,717
Accrued expenses and other current liabilities	10,741	8,921

Total current liabilities	30,211	24,560

Non-current liabilities:
Long-term debt, net of current portion	22,389	21,645
Deferred tax liabilities	7,625	7,274
Other long-term obligations and deferred employee benefits	9,677	8,496

Total non-current liabilities	39,691	37,415

Total liabilities	69,902	61,975

Equity (note 6):
Equity attributable to equity holders of the parent	48,549	42,127
Minority interest	6,398	8,064

Total Equity	54,947	50,191

Total liabilities and equity	$124,849	$112,166

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ArcelorMittal AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Six Months Ended
	June 30, 2007	June 30, 2006
	(millions of U.S. Dollars, except share and per share data)
Sales	$51,699	$17,660
Cost of sales (including depreciation and amortization of, respectively, 1,985 and 699 for six months ended June 30, 2007 and June 30, 2006)	41,589	14,792

Gross margin	10,110	2,868
Selling, general and administrative	2,423	557

Operating income	7,687	2,311

Other income – net	83	1
Income from equity method investments	349	38
Financing costs – net	(192)	(195)

Income before taxes (including minority interest)	7,927	2,155

Income tax expense (note 7)	2,021	456

Net income (including minority interest)	5,906	1,699

Attributable to:
Equity holders of the parent	4,973	1,507
Minority interest	933	192

Net income (including minority interest)	$5,906	$1,699

Earnings per common share:
Basic	$3.60	$2.14
Diluted	3.59	2.13

Weighted average common shares outstanding (in millions):
Basic	1,383	705
Diluted	1,385	706

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ArcelorMittal AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Reserves
(millions of U.S. Dollars, except share and per share data)	Shares*	Share capital	Treasury Stock	Additional Paid-in Capital	Retained Earnings	Net income for the period	Foreign Currency Translation Adjustments	Unrealized Gains (Losses) on Derivative Financial Instruments	Unrealized Gains (Losses) on Available for Sale Securities	Equity	Minority interest	Total equity
Balance at December 31, 2005	704	$60	$(111)	$2,239	$10,270	$—	$610	$(4)	$222	$13,286	$2,171	$15,457
Movements with minority shareholders	—	—	—	—	—	—	—	—	—	—	(58)	(58)
Items recognized directly in equity	—	—	—	—	—	—	(123)	(28)	(74)	(225)	—	(225)
Net income	—	—	—	—	—	1,507	—	—	—	1,507	192	1,699

Recognized income and expenses	—	—	—	—	—	1,507	(123)	(28)	(74)	1,282	134	1,416
Transfer to retained earnings	—	—	—	—	1,507	(1,507)	—	—	—	—	—	—
Treasury stock	1	—	—	15		—	—	—	—	15	—	15
Recognition of share-based payment	—	—	21	8	—	—	—	—	—	29	—	29
Dividends (USD 0.25 per share)	—	—	—	—	(176)	—	—	—	—	(176)	—	(176)

Balance at June 30, 2006	705	$60	$(90)	$2,262	$11,601	$—	$487	$(32)	$148	$14,436	$2,305	$16,741

Balance at December 31, 2006	1,385	$17	$(84)	$25,566	$14,974	$—	$1,436	$(20)	$238	$42,127	$8,064	$50,191
Items recognized directly in equity		—	—	—	—	—	1,118	(127)	220	1,211	(2,599)	(1,388)
Net income		—	—	—	—	4,973	—	—	—	4,973	933	5,906

Recognized income and expenses	—	—	—	—	—	4,973	1,118	(127)	220	6,184	(1,666)	4,518
Transfer to retained earnings	—	—	—	—	4,973	(4,973)	—	—	—	—	—	—
Issuance of shares in connection with the acquisition of minority interest of Arcelor Brasil	27	—	—	1,713	—	—	—	—	—	1,713	—	1,713
Treasury stock	(9)	—	(571)	31	—	—	—	—	—	(540)	—	(540)
Dividends (USD 0.65 per share)	—	—	—	—	(901)	—	—	—	—	(901)	—	(901)
Other		—	7	—	(41)	—	—	—	—	(34)	—	(34)

Balance at June 30, 2007	1,403	$17	$(648)	$27,310	$19,005	$—	$2,554	$(147)	$458	$48,549	$6,398	$54,947

*	in millions, excluding treasury shares.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ArcelorMittal AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Six Months Ended
	June 30, 2007	June 30, 2006
	(millions of U.S. Dollars)
Operating activities:
Net income	$4,973	$1,507
Adjustments to reconcile net income to net cash provided by operations:
Minority interest	933	192
Depreciation	1,985	699
Others	(269)	(173)
Changes in operating assets and liabilities, net of effects from acquisition	(1,240)	(118)

Net cash provided by operating activities	6,382	2,107

Investing activities:
Purchase of property, plant and equipment	(2,318)	(611)
Acquisition of net assets of subsidiaries, net of cash acquired	(4,573)	(957)

Net cash used in investing activities	(6,891)	(1,568)

Financing activities:
Proceeds (payments) from payable to banks and long term debts	2,708	(164)
Dividends paid	(1,158)	(241)
Other financing activities (net)	(534)	2

Net cash provided by (used in) financing activities	1,016	(403)

Net increase in cash and cash equivalents	507	136

Effect of exchange rate changes on cash	157	(50)

Cash and cash equivalents:
At the beginning of the period	6,020	2,035

At the end of the period	$6,684	$2,121

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ArcelorMittal AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Notes to the Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2007

NOTE 1 – NATURE OF BUSINESS, BASIS OF PRESENTATION AND CONSOLIDATION

Nature of business

ArcelorMittal (“ArcelorMittal” or the “Company”), together with its subsidiaries, is a manufacturer of steel and steel related products. ArcelorMittal owns and operates manufacturing facilities in Europe, North and South America, Asia and Africa. ArcelorMittal was formerly known as Mittal Steel Company N.V. (“Mittal Steel”).

These manufacturing facilities, each of which includes its respective subsidiaries, are referred to herein as the “Operating Subsidiaries”.

On September 3, 2007, following approval by the Extraordinary General Meeting of Shareholders of Mittal Steel and by the sole shareholder of ArcelorMittal on August 28, 2007, Mittal Steel merged into ArcelorMittal. With the legal merger becoming effective, Mittal Steel was absorbed by ArcelorMittal, the surviving entity, and therefore no longer exists. As a result of the merger, holders of Mittal Steel shares automatically received one newly issued ArcelorMittal share for every one Mittal Steel share on the basis of their respective holdings in Mittal Steel.

For accounting purposes, the merger of Mittal Steel into ArcelorMittal was considered a combination of entities under common control as of January 1, 2007. All recorded assets and liabilities of Mittal Steel and ArcelorMittal were carried forward at their historical book values, and the income of ArcelorMittal includes the income of Mittal Steel as of January 1, 2007.

Organization

ArcelorMittal was created under Luxembourg law on August 13, 2004 for an unlimited duration of time. ArcelorMittal has no manufacturing operations of its own and its major assets are interests in the common and preferred stock of its Operating Subsidiaries.

Basis of preparation

The unaudited condensed consolidated financial statements for the six months ended June 30, 2007 have been prepared in accordance with International Accounting Standard No-34, “Interim Financial Reporting”, as adopted by the European Union, and are presented in U.S. Dollars with all amounts rounded to the nearest million, except for share and per share data.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies are identical to the ones adopted for the preparation of the consolidated financial statements as at December 31, 2006.

Business combinations

The Company revised its accounting for subsequent purchases after the Company has obtained control. The Company now records the difference between the book value of the reduction in minority interest and the associated fair value of assets and liabilities acquired as goodwill. Previously this amount was directly charged to equity. This change in policy had no impact on total equity or net income for all periods presented.

ArcelorMittal AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Notes to the Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2007

NOTE 3 – ACQUISITIONS AND DISPOSALS

The Company sold 100% of Travi e Profilati di Pallanzeno (“TPP”) in January 2007 for EUR 117 million (153) and 100% of its subsidiary Stahlwerk Thüringen GmbH on March 5, 2007 for EUR 591 million (768). 100% of Huta Bankowa Spòlka z.o.o. (“Huta Bankowa”) was sold during the second quarter of 2007.

On April 20, 2007, the Company acquired 100% of Siderurgia Lázaro Cárdenas las trunchas S.A. de C.V. (“Sicartsa”) (Long Carbon, Mexico), from Grupo Villacero for an enterprise value of 1,400. The following table presents the preliminary purchase price allocation of the net assets of Sicartsa acquired:

in USD million	Historical	Preliminary purchase accounting adjustments	Fair value
Current assets	$514	$10	$524
Property, plant and equipment	1,576	—	1,576
Other assets	39	—	39

Total assets acquired	2,129	10	2,139

Current liabilities	648	—	648
Long-term debt	1,016	—	1,016
Other long-term obligations and deferred employee benefits	159	400	559
Deferred tax liabilities	185	(109)	76
Minority interest	77	—	77

Total liabilities assumed	2,085	291	2,376

Net asset acquired	$44	$(281)	(237)

Cash paid			515

Preliminary goodwill			752

Reimbursement of debt to previous shareholder			926

Total cash outflow			$1,441

On June 5, 2007, the Company announced the result of its offer for the minority interest (free float) of Arcelor Brasil, thereby increasing its previous 67.1% shareholding in Arcelor Brasil to 96.6%. The Company paid for the shares with 3,500 in cash and approximately 27.0 million common shares, representing a total consideration of 5,200.

As of August 8, 2007, the Company had paid an additional 434 in cash for additional shares of Arcelor Brasil after the close of its tender offer. These purchases were made pursuant to the sell-out procedures under applicable Brazilian regulations that required that the remaining Arcelor Brasil shareholders have the opportunity to sell their shares to the Company for R$53.89 per share in cash (the same price offered to Arcelor Brasil shareholders in the all-cash option of the tender offer) plus an interest component from June 8, the date of the settlement of the all-cash option of the tender

ArcelorMittal AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Notes to the Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2007

offer, until settlement of such sales. On August 8, 2007, a general Arcelor Brasil shareholders’ meeting was held which approved the redemption by Arcelor Brasil of the remaining shares of Arcelor Brasil not held by the Company. On August 17, 2007, Arcelor Brasil paid a total of 132.7 in cash to the remaining shareholders and redeemed all the remaining shares of Arcelor Brasil for R$53.89 per share plus an interest component for the period from June 8, 2007, the date of the settlement of the all-cash option of the tender offer, until August 17, 2007, the date the funds were made available to the remaining shareholders. On August 20, 2007, Mittal Steel Brasil Participações S.A., a wholly owned subsidiary of the Company that was incorporated in order to acquire the Arcelor Brasil shares in the context of the tender offer, was merged with and into Arcelor Brasil S.A. Following this merger, on August 31, 2007, Arcelor Brasil was merged into Belgo Siderurgia S.A. (“Belgo”), which was then renamed ArcelorMittal Brasil S.A. The combined entity is now 100% owned by ArcelorMittal subsidiaries.

The Company has updated its preliminary purchase price allocation for its acquisition of Arcelor as follows:

in USD million	Arcelor historical	Preliminary purchase accounting adjustments	Updated purchase accounting adjustments	Arcelor at fair value
Intangible assets	$—	$—	$719	$719
Current assets	21,292	1,060	—	22,352
Property, plant and equipment	22,480	11,770	88	34,338
Other assets	6,356	1,607	(6)	7,957

Total assets acquired	50,128	14,437	801	65,366

Current liabilities	16,178	—	—	16,178
Long-term debt	8,830	80	—	8,910
Other long-term obligations and deferred employee benefits	5,532	699	545	6,776
Deferred tax liabilities	1,276	4,029	(251)	5,054
Minority interest	3,303	144	15	3,462

Total liabilities assumed	35,119	4,952	309	40,380

Minority interest	1,147	614	21	1,782

Net asset acquired	$13,862	$8,871	$471	23,204

Fair value of shares issued				23,240
Cash paid - net				5,841

Purchase price - net				29,081

Impact of foreign exchange since acquisition date				361

Goodwill				$6,238

ArcelorMittal AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Notes to the Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2007

NOTE 4 –GOODWILL

Goodwill acquired in a business combination is allocated, at the acquisition date, to the cash generating unit(s) that is or are expected to benefit from synergies expected to be realized as a result of that business combination (generally the plant or the plants acquired).The carrying amount of goodwill recognized in the year or period ended December 31, 2006 and six-months June 30, 2007 is specified as follows:

	Net Value December 31, 2006	Acquisitions	Purchase accounting adjustment	Exchange rate and other	Net value June 30, 2007
Mittal Steel Kryviy Rih	$1,332	$—	$—	$15	$1,347
Arcelor *	6,552	—	(471)	157	6,238
Arcelor Brasil	—	3,147	—	—	3,147
Sicartsa *	—	752	—	—	752
Others	136	—	—	75	211

Total	$8,020	$3,899	$(471)	$247	$11,695

*	Subject to completion of purchase price allocation

NOTE 5 –INVENTORIES

Inventory at June 30, 2007 and December 31, 2006, net of allowance for slow moving, excess, or obsolete inventory, is comprised of the following:

	June 30, 2007	December 31, 2006
Finished products	$7,075	$7,131
Production in process	4,332	3,914
Raw materials	6,377	6,491
Manufacturing supplies, spare parts and other	1,664	1,702

Total	$19,448	$19,238

ArcelorMittal AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Notes to the Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2007

NOTE 6 – EQUITY

Issued capital and share premium

Following the legal merger with Mittal Steel on September 3, 2007 there were 1,403,603,957 issued and outstanding common shares of ArcelorMittal as of June 30, 2007 with a par value of €0.01, giving effect to the merger as if it had occurred on January 1, 2007.

Share buy-back programs

On March 30, 2007, the Board of Directors of the Company unanimously approved the start of a share buy-back program of class A common shares. This share buy-back program was scheduled to end at the earliest of (i) December 31, 2007, (ii) the moment on which the aggregate value of class A common shares repurchased by Mittal Steel since the start of this share buy-back program reached 590, (iii) the moment on which Mittal Steel and its subsidiaries held 10% of the total number of the then-issued class A and class B common shares, or (iv) the moment on which ArcelorMittal no longer had any corporate authorization to repurchase its shares. As of June 30, 2007, the Company had bought back an amount of approximately 577. This share buy-back program was completed on September 4, 2007 as the 590 limit was reached. Mittal Steel and ArcelorMittal, as its successor, purchased an aggregate of 9,493,304 Mittal Steel class A common shares and ArcelorMittal shares under the program.

On June 12, 2007, the Company announced its intention to start a share buy-back program for up to a maximum of 27 million class A common shares, immediately following the completion of the 590 share buy-back program summarized above. This new share buy-back program was designed to offset the issuance of shares as partial consideration for the acquisition of the outstanding minority interests in Arcelor Brasil. This share buy-back program commenced upon the termination of the 590 buy-back program described above and will end at the earliest of the moment at which (i) the aggregate number of shares purchased under this program reaches the 27 million share limit, (ii) ArcelorMittal and its subsidiaries will hold 10% of the then-issued ArcelorMittal shares, or (iii) ArcelorMittal no longer has corporate authorization to repurchase its shares. Under the share buy-back program, the price per ArcelorMittal share, which will be paid in cash, will not exceed 125% of the trading price on the New York Stock Exchange, Euronext Amsterdam by NYSE Euronext, Euronext Brussels by NYSE Euronext, Euronext Paris by NYSE Euronext, the Luxembourg Stock Exchange or the stock exchanges of Barcelona, Bilbao, Madrid and Valencia, depending on the market on which the transactions are effected, and will not be less than the par value of the share at the time of repurchase.

Dividends

Two three-month interim dividends of USD 0.325 per share were paid on March 15, 2007 and June 15, 2007.

ArcelorMittal AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Notes to the Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2007

NOTE 7 – INCOME TAX

The income tax provision for the six months ended June 30, 2007 reflects an estimated annual effective tax rate of 25% (six months ended June 30, 2006 was 21%). The tax charge for the period is based on an estimated annual effective rate, which requires management to make its best estimate of annual forecast pretax income for the year. During the year, management regularly updates forecast estimates based on changes in various factors such as prices, shipments, product mix, plant operating performance and cost estimates, including labor, raw materials, energy and pension and other postretirement benefits. To the extent that actual pretax results for domestic and foreign income in 2007 vary from forecast estimates applied at the end of the most recent interim period, the actual tax provision recognized in 2007 could be materially different from the forecast annual tax provision as of the end of the six months ended June 30, 2007.

As of June 30, 2007, the amount of net deferred tax assets recorded in the six months ended June 30, 2007 was 1,503. As of December 31, 2006, the amount of net deferred tax assets recorded was 1,670.

ArcelorMittal AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Notes to the Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2007

NOTE 8 – SEGMENT REPORTING

The Company’s primary segment is defined as the “business segment”. Sales between activities are calculated at market price. The operating result is shown after eliminations. The different activities are presented in accordance with the breakdown applied by ArcelorMittal.

June 30, 2007

(in USD million unless otherwise stated)	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas and Europe	Africa, Asia, CIS	Stainless Steel	Arcelor Mittal Steel Solutions and Services	Elimination	Total
Financial information
Sales	11,023	17,072	11,645	8,784	4,986	7,197	(9,008)	51,699
Operating income	1,430	2,248	2,076	1,763	610	305	(745)	7,687
Depreciation and amortization	494	654	325	269	126	62	55	1,985
Capital expenditures	691	645	441	345	113	83		2,318
Total assets as of June 30, 2007	17,642	32,369	25,615	17,424	5,812	4,501	21,486	124,849
Total liabilities as of June 30, 2007	5,364	11,706	8,728	3,000	2,551	3,147	35,406	69,902
Operational information
Employees (000's)	36	70	56	126	12	14		314

June 30, 2006

(in USD million unless otherwise stated)	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas and Europe	Africa, Asia, CIS	Arcelor Mittal Steel Solutions and Services	Elimination	Total
Financial information
Sales	7,321	1,894	4,324	6,598	33	(2,510)	17,660
Operating income	691	170	487	987	(93)	69	2,311
Depreciation and amortization	206	98	124	235	43	(7)	699
Capital expenditure	161	63	164	216	7		611
Total assets as of June 30, 2006	10,895	2,904	10,934	14,005	—	(3,008)	35,730
Total liabilities as of June 30, 2006	2,926	537	2,858	2,120	—	10,663	19,104
Operational information
Employees (000's)	21	28	21	105	46		221

ArcelorMittal AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Notes to the Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2007

NOTE 9– CONTINGENT LIABILITIES

Legal Claims

The Company is a party to various legal actions arising from the ordinary course of business. An update of the principal legal actions for the six months ended June 30, 2007 is disclosed below.

United States

In July 2007, Viga Investments Inc. (“Viga”) filed a lawsuit seeking damages and other relief against ArcelorMittal USA alleging a failure to comply with terms of a stock purchase agreement for the purchase of certain steel assets (the “Viga SPA”). The suit alleged breaches relating to post-closing purchase price adjustment procedures under the agreement. In a related transaction, the Company and ArcelorMittal Mexico Holdings B.V. purchased the stock of Sicartsa in Mexico owned by Siderurgica Del Pacifico, S.A. De C.V. and Conjunto Siderurgico Del Balsas, S.A. de C.V. pursuant to a separate stock purchase agreement (the “Sicartsa SPA”). The Sicartsa SPA and the Viga SPA were interrelated (each refers to the other) and part of an overarching, integrated transaction. The Sicartsa sellers similarly dispute the validity of the closing balance sheet under the Sicartsa SPA. Both the Sicartsa and the Viga SPAs have identical terms requiring the parties to arbitrate any dispute under the SPAs relative to post-closing purchase price adjustments. The Company believes Viga breached this term by filing a lawsuit in New York state court and seeking a judicial determination of the appropriate purchase price adjustment. Due to the interrelatedness of the two transactions, ArcelorMittal USA, the Company and ArcelorMittal Mexico Holdings B.V. asserted counterclaims against the Sicartsa sellers in the Viga litigation. The Company is unable to assess the outcome of these proceedings or to reasonably estimate the amount of ArcelorMittal USA, ArcelorMittal Mexico Holdings B.V. or the Company’s liabilities relating to these matters, if any.

Canada

Mittal Steel North America Inc. and Mittal Steel Roman are involved in a dispute with Canadian Natural Resources Limited (“CNRL”). The Company has learned that on March 30 and April 3, 2007, CNRL filed complaints in Calgary, Alberta for negligence seeking damages of approximately 56.4 and 25.4, respectively. As of this time, the complaints have not been served on either ArcelorMittal entity. The plaintiff alleges that it purchased defective pipe manufactured by Mittal Steel Roman and sold by Mittal Steel Roman and Mittal Steel North America Inc. ArcelorMittal is unable to reasonably estimate the amount of Mittal Steel North America Inc.’s and Mittal Steel Roman’s liabilities relating to this matter, if any.

Mexico

Sicartsa is involved in a dispute with Ejido Santa Maria of the Municipality of La Union Guerrero over the payment of materials and related damages under a Joint Venture Agreement between the parties. In October 2006, the Agrarian Unity Tribunal entered a judgment ordering Sicartsa to pay the plaintiff damages of 54. In April 2007, upon appeal by Sicartsa, a higher court set aside the judgment and ordered further expert evidence relating to the matters in dispute. The Company and other subsidiaries, as purchasers under the Sicartsa SPA, have served notice on Pacifico, S.A. de C.V., and Conjunto Siderúrgico del Balsas, S.A. de C.V., as sellers under the Sicartsa SPA seeking indemnity for any damages that may be incurred with respect to this claim, since it was not disclosed in connection with the acquisition.

South America

In May 2007, the Brazilian Federal Revenue Service issued a 726 tax assessment to Belgo to recover taxes primarily related to credit settlements in the context of the 2003 financial reorganization and acquisition of Mendes Júnior Siderurgia S.A. In June 2007, Belgo filed a defense against this assessment through an administrative proceeding. In September 2007, Belgo received an administrative decision on the tax assessment pursuant to which it was determined that the amount of tax payable under the assessment should be 14. This decision is subject to mandatory review by an Administrative Court which may modify the decision and also is subject to appeal by Belgo.

ArcelorMittal AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Notes to the Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2007

Europe

On April 23, 2007, the Company received a decision of the Financial Directorate in Ostrava, Czech Republic, in which it ordered ArcelorMittal Ostrava to pay approximately 106 for allegedly abusing its economic position and, as a result, acquiring unjustified profits in respect of prices of blast furnace coke produced by ArcelorMittal Ostrava and delivered in 2004. The Financial Directorate subsequently ordered ArcelorMittal Ostrava to pay an additional fine of 24.7 for the period from January to March 2005. After its previous decision in October 2006 was cancelled by the Czech Republic Ministry of Finance, the matter was returned to the Financial Directorate in Ostrava for new investigation and decision. ArcelorMittal Ostrava received notice on June 14, 2007 that the Ministry of Finance had upheld the Financial Directorate of Ostrava’s decision. ArcelorMittal Ostrava filed a petition against the decision with the Municipal Court, Prague, on June 29, 2007. Filing the petition had the effect of suspending payment of the fines.

Several minority shareholders of Arcelor or their representatives have made allegations regarding or brought legal proceedings relating to the merger process and more specifically the proposed exchange ratio in the merger. Their principal actions have been the following: writing letters to the Boards of Directors of Arcelor and the Company; seeking to instigate investigations or actions by market regulatory authorities; and seeking injunctions from Dutch and French courts. Arcelor and ArcelorMittal each believe that the allegations made and claims brought by the minority shareholders regarding the proposed exchange ratio are without merit and that such exchange ratio complies with the requirements of applicable law, is consistent with previous guidance on the principles that would be used to determine the exchange ratio in the second-step merger and is relevant and reasonable to shareholders of ArcelorMittal and Arcelor. To date, the courts and regulators that have ruled on the claims brought by minority shareholders have rejected the claims. It is possible that additional claims may be brought before regulators or courts prior to the ArcelorMittal and Arcelor extraordinary general meetings that will be convened to vote on the second-step merger.

Mittal Steel South Africa

Mittal Steel South Africa is involved in a dispute with Harmony Gold Mining Company Limited and Durban Roodeport Deep Limited alleging that Mittal Steel South Africa is in violation of the Competition Act. On March 27, 2007, the Competition Tribunal decided that Mittal Steel South Africa had contravened Section 8(a) of the Competition Act by charging an excessive price. On September 6, 2007, the Competition Tribunal imposed a penalty on Mittal Steel South Africa of approximately 97, other behavioral remedies designed to prevent Mittal Steel South Africa imposing or agreeing with customers any conditions on the resale of flat steel products and ordered that Mittal Steel South Africa pay the costs of the case. Mittal Steel South Africa has already appealed the decision of the Competition Tribunal on the merits and also intends to appeal its decision on the remedies. The Competition Commission has stated that it will not seek to recover the penalty pending the outcome of the appeals.

ArcelorMittal AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Notes to the Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2007

NOTE 10– SUBSEQUENT EVENTS

On July 26, 2007, the Company announced that it had reached an agreement with the Polish Government to acquire the outstanding 25.2% shares of ArcelorMittal Poland (the “Polish Company”) currently held by the Polish State and Treasury Ministry. The Company agreed to acquire the shares for approximately 436 million Polish zloty or approximately 157. The Company initially acquired approximately 69% of the Polish Company in March 2004 and as part of that agreement received an option to purchase a further 25% from the Polish state, which was exercised in this transaction.

On August 28, 2007, the Company sold 13,400,000 class A common shares for an aggregate amount of €616 million pursuant to a block trade transaction and simultaneously bought a call option giving it the right to purchase the equivalent number of shares (or the shares substituted for them in the merger of Mittal Steel into ArcelorMittal or in the proposed merger of ArcelorMittal into Arcelor, as the case may be). The call option was transferred to ArcelorMittal as a result of the first-step merger. ArcelorMittal expects to use any shares that would be purchased pursuant to the call option for share deliveries under the ArcelorMittal employee stock option plan. The purchase price for the call option was €315 million and the strike price was €22.975 per share. The call option expires on November 28, 2007.

On August 31, 2007, the Company announced that it had signed an agreement with RAG Beteiligungs-AG, Essen, for the acquisition of the 76.88% stake directly held by RAG in Saar Ferngas AG, Saarbrücken on August 30. The sale is subject to board approval and also to approval by the European antitrust authorities. The purchase price under the agreement is approximately EUR 367 million (503). The transaction is expected to be completed in the fourth quarter of 2007.

On September 5, 2007, ArcelorMittal announced that it would acquire all of the outstanding interests of Wabush Mines, an iron ore and pellet producer in northeastern Canada. The Company will acquire the remaining interests it does not own in the joint venture through the exercise of a right of first refusal over such interests held by its subsidiary Dofasco Inc. Dofasco, which already held 28.6% of the mining venture, will acquire the interests of Stelco (44.6%) and Cleveland Cliffs (26.8%) for an aggregate cash element of approximately 67 and the assumption of certain liabilities. The transaction, which is subject to regulatory approval, is expected to close in December 2007.

On September 6, 2007, ArcelorMittal announced that it had received approval from the United States Department of Justice (DOJ) to sell its Sparrows Point steel mill located near Baltimore, Maryland and related railroad, intellectual property and other assets to a joint venture entity sponsored by Esmark Incorporated and Wheeling-Pittsburgh Corporation, with participation by industry and institutional investors, for an enterprise value of 1,350. The transaction is expected to close in the fourth quarter of 2007.

On September 10, 2007, ArcelorMittal announced the proposed acquisition of 51% of the shares of Rozak A.S., the main Turkish steel stockholding company. The transaction is subject to the approval of antitrust authorities, and is expected to be completed by December 31, 2007.

ArcelorMittal AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Notes to the Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2007

NOTE 11: FINANCIAL INFORMATION FOR ISSUER, GUARANTOR SUBSIDIARIES AND NON-GUARANTOR SUBSIDIARIES

On March 9, 2004, Ispat Inland ULC, a 100% owned limited purpose finance subsidiary, issued Senior Secured Notes. The notes are secured by a pledge of 800 of ArcelorMittal USA’s First Mortgage Bonds, and are jointly, severally, fully and unconditionally guaranteed by ArcelorMittal and certain of its existing and future subsidiaries.

Presented below is condensed consolidating financial information as required by Rule 3-10 of Regulation S-X related to these notes for the following:

- ArcelorMittal on a parent company only basis;

- Ispat Inland ULC, the issuer;

- ArcelorMittal’s guarantor subsidiaries on a combined basis;

- ArcelorMittal’s non-guarantor subsidiaries on a combined basis;

- ArcelorMittal consolidating adjustments; and

- ArcelorMittal and subsidiaries consolidated

ArcelorMittal AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Notes to the Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2007

Condensed consolidating balance sheets as of June 30, 2007

	IFRS
	ArcelorMittal - Parent Company	Ispat Inland ULC - Issuer Subsidiary	ArcelorMittal Guarantor Subsidiaries	ArcelorMittal Non-guarantor Subsidiaries	ArcelorMittal Consolidating Adjustments	ArcelorMittal - Consolidated
ASSETS
Current assets:
Cash and cash equivalents	25	1	49	6,609	—	6,684
Restricted Cash	36	—	—	57	—	93
Short-term investments	—	—	—	5	—	5
Trade accounts receivable	—	—	1,134	10,112	—	11,246
Inventories	—	—	2,305	17,173	(30)	19,448
Other current assets	2,047	11	1,132	29,177	(26,276)	6,091

Total current assets	2,108	12	4,620	63,133	(26,306)	43,567
Property, plant and equipment – net	—	—	4,984	52,940	(88)	57,836
Investments in affiliates	63,610	90	583	45,632	(105,208)	4,707
Other assets	9,556	428	111	24,928	(16,284)	18,739

Total assets	75,274	530	10,298	186,633	(147,886)	124,849

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Payable to banks and current portion of long-term debt	3,211	—	73	4,333	—	7,617
Trade accounts payable	3	—	789	11,061	—	11,853
Accrued expenses and other current liabilities	8,166	12	1,335	25,583	(24,355)	10,741

Total current liabilities	11,380	12	2,197	40,977	(24,355)	30,211
Long-term debt	15,345	432	2,799	27,689	(23,876)	22,389
Deferred employee benefits	—	—	350	4,995	(1)	5,344
Other long-term obligations	—	(2)	1,277	10,730	(47)	11,958

Total liabilities	26,725	442	6,623	84,391	(48,279)	69,902

Minority Interest	—	—	—	2,032	4,366	6,398
Equity	48,549	88	3,675	100,210	(103,973)	48,549

Total liabilities and equity	75,274	530	10,298	186,633	(147,886)	124,849

ArcelorMittal AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Notes to the Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2007

Condensed consolidating statements of income for the six months ended June 30, 2007

	IFRS
	ArcelorMittal - Parent Company	Ispat Inland ULC - Issuer Subsidiary	ArcelorMittal Guarantor Subsidiaries	ArcelorMittal Non-guarantor Subsidiaries	ArcelorMittal Consolidating Adjustments	ArcelorMittal - Consolidated
Net sales	—	—	6,203	49,824	(4,328)	51,699
Costs and expenses:
Cost of sales (exclusive of depreciation shown separately below)	—	—	5,439	38,580	(4,060)	39,959
Depreciation	—	—	196	1,789	—	1,985
Selling, general and administrative	61	—	142	2,338	(118)	2,423
Other Operating Expense (Income)	—	—	—	(295)	(60)	(355)

Operating income	(61)	—	426	7,412	(90)	7,687
Other income (expense) – net	873	—	—	530	(1,320)	83
Equity in earnings of subsidiaries	4,404	—	23	326	(4,404)	349
Financing costs:
Net interest income (expense)	(269)	—	(108)	53	(21)	(345)
Net gain (loss) from foreign exchange	26	—	—	92	35	153

Income before taxes	4,973	—	341	8,413	(5,800)	7,927
Income tax (benefit) expense:
Current	—	—	73	1,473	—	1,546
Deferred	—	—	31	447	(3)	475

Net income (loss) before minority interest	4,973	—	237	6,493	(5,797)	5,906
Minority Interest	—	—	—	(439)	(494)	(933)

Net income (loss)	4,973	—	237	6,054	(6,291)	4,973

ArcelorMittal AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Notes to the Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2007

Condensed consolidating statements of cash flows for the six months ended June 30, 2007

	ArcelorMittal - Parent Company	Ispat Inland ULC - Issuer Subsidiary	ArcelorMittal Guarantor Subsidiaries	ArcelorMittal Non-guarantor Subsidiaries	ArcelorMittal Consolidating Adjustments	ArcelorMittal - Consolidated
Net cash provided by operating activities	867	1	253	6,507	(1,246)	6,382

Investing activities:
Purchases of property, plant and equipment (PP&E)	—	—	(229)	(2,089)	—	(2,318)
Proceeds from sale of assets and investments including affiliates and joint ventures	—	—	2	973	—	975
Investment in affiliates and joint ventures	(793)	—	—	(5,819)	945	(5,667)
Other investing activities	(381)	—	—	500	—	119

Net cash provided (used) by investing activities	(1,174)	—	(227)	(6,435)	945	(6,891)

Financing activities:
Proceeds from payable to banks	—	—	—	1,966	—	1,966
Proceeds from long-term debt	2,175	—	—	3	—	2,178
Proceeds from long-term debt payable to affiliated	—	(1)	—	3,022	(3,021)	—
Payments of payable to banks	(405)	—	25	(382)	—	(762)
Payments of long-term debt payable to unrelated parties	—	—	(34)	(640)	—	(674)
Payments of long-term debt payable to affiliated	—	—	(49)	(2,830)	2,879	—
Sale of treasury stock	7	—	—	(571)	—	(564)
Dividends	(901)	—	—	(1,449)	1,192	(1,158)
Others	(558)	—	—	1,343	(755)	30

Net cash used by financing activities	318	(1)	(58)	462	295	1,016

Effect of exchange rate changes - cash	—	—	—	157	—	157

Net increase (decrease) in cash and cash equivalents	11	—	(32)	685	—	664
Cash and cash equivalents:

At the beginning of the year	14	1	81	5,924	—	6,020

At the end of the period	25	1	49	6,609	—	6,684

ArcelorMittal AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Notes to the Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2007

Condensed consolidating reconciliation of IFRS Net Income to U.S. GAAP Net Income as at June 30, 2007

	ArcelorMittal - Parent Company	Ispat Inland ULC - Issuer Subsidiary	ArcelorMittal Guarantor Subsidiaries	ArcelorMittal Non-guarantor Subsidiaries	ArcelorMittal Consolidating Adjustments	ArcelorMittal - Consolidated
Net Income under IFRS	4,973	—	237	6,056	(6,293)	4,973

Employee Benefits	22	—	13	9	(22)	22
Business Combinations	152	—	(87)	239	(152)	152
Other	(81)	—	1	(82)	81	(81)
Effect of minority interests on adjustments	(22)	—	—	(22)	22	(22)
Deferred income tax effect on adjustments	(22)	—	24	(46)	22	(22)

Total Adjustments	49	—	(49)	98	(49)	49

Net Income under US GAAP	5,022	—	188	6,154	(6,342)	5,022

Condensed consolidating reconcilliation of IFRS Shareholders’ Equity to U.S. GAAP Shareholders’ Equity as at June 30, 2007

Shareholder Equity under IFRS	48,549	88	3,675	100,210	(103,973)	48,549

Employee Benefits	(1,171)	—	(797)	(374)	1,171	(1,171)
Business Combinations	(6,978)	—	177	(7,155)	6,978	(6,978)
Other	(259)	—	(248)	(11)	259	(259)
Effect of minority interests on adjustments	973	—	—	973	(973)	973
Deferred income tax effect on adjustments	1,735	—	174	1,561	(1,735)	1,735

Total Adjustments	(5,700)	—	(694)	(5,006)	5,700	(5,700)

Shareholder under US GAAP	42,849	88	2,981	95,204	(98,273)	42,849

ArcelorMittal AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Notes to the Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2007

Condensed consolidating balance sheets as of December 31, 2006

	IFRS
	ArcelorMittal - Parent Company	Ispat Inland ULC - Issuer Subsidiary	ArcelorMittal Guarantor Subsidiaries	ArcelorMittal Non-guarantor Subsidiaries	ArcelorMittal Consolidating Adjustments	ArcelorMittal - Consolidated
ASSETS
Current assets:
Cash and cash equivalents	14	1	81	5,924	—	6,020
Restricted Cash	66	—	—	54	—	120
Short-term investments	—	—	—	6	—	6
Trade accounts receivable	—	—	874	7,895	—	8,769
Inventories	—	—	3,012	16,465	(239)	19,238
Other current assets	4,450	11	(185)	26,359	(25,426)	5,209

Total current assets	4,530	12	3,782	56,703	(25,665)	39,362
Property, plant and equipment – net	—	—	5,487	49,023	186	54,696
Investments in affiliates	54,872	90	558	42,709	(94,737)	3,492
Other assets	3,417	428	151	18,958	(8,338)	14,616

Total assets	62,819	530	9,978	167,393	(128,554)	112,166

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Payable to banks and current portion of long-term debt	—	—	87	1,643	3,192	4,922
Trade accounts payable	17	—	855	9,839	6	10,717
Accrued expenses and other current liabilities	4,099	11	963	19,896	(16,048)	8,921

Total current liabilities	4,116	11	1,905	31,378	(12,850)	24,560
Long-term debt	16,576	427	2,813	27,751	(25,922)	21,645
Deferred employee benefits	—	—	498	4,787	—	5,285
Other long-term obligations	—	4	1,320	9,187	(26)	10,485

Total liabilities	20,692	442	6,536	73,103	(38,798)	61,975

Minority Interest	—	—	—	4,043	4,021	8,064
Equity	42,127	88	3,442	90,247	(93,777)	42,127

Total liabilities and equity	62,819	530	9,978	167,393	(128,554)	112,166

ArcelorMittal AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Notes to the Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2007

Condensed consolidating statements of income for the six months ended June 30, 2006

	IFRS
	ArcelorMittal - Parent Company	Ispat Inland ULC - Issuer Subsidiary	ArcelorMittal Guarantor Subsidiaries	ArcelorMittal Non-guarantor Subsidiaries	ArcelorMittal Consolidating Adjustments	ArcelorMittal - Consolidated
Net sales	—	—	6,718	10,957	(15)	17,660
Costs and expenses:
Cost of sales (exclusive of depreciation shown separately below)	—	—	5,808	8,372	(15)	14,165
Depreciation	—	—	182	517	—	699
Selling, general and administrative	44	—	146	404	(37)	557
Other Operating Expense (Income)	—	—	—	(72)	—	(72)

Operating income	(44)	—	582	1,736	37	2,311
Other income (expense) – net	95	—	—	—	(94)	1
Equity in earnings of subsidiaries	1,446	—	42	(4)	(1,446)	38
Financing costs:	—	—	—	—	—	—
Net interest income (expense)	10	(4)	(165)	(30)	(101)	(290)
Net gain (loss) from foreign exchange	—	—	—	95	—	95

Income before taxes	1,507	(4)	459	1,797	(1,604)	2,155
Income tax (benefit) expense:
Current	—	—	82	349	—	431
Deferred	—	(2)	75	(48)	—	25

Net income (loss) before minority interest	1,507	(2)	302	1,496	(1,604)	1,699
Minority Interest	—	—	—	(192)	—	(192)

Net income (loss)	1,507	(2)	302	1,304	(1,604)	1,507

ArcelorMittal AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Notes to the Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2007

Condensed consolidating statements of cash flows for the six months ended June 30, 2006

	-
	ArcelorMittal - Parent Company	Ispat Inland ULC - Issuer Subsidiary	ArcelorMittal Guarantor Subsidiaries	ArcelorMittal Non-guarantor Subsidiaries	ArcelorMittal Consolidating Adjustments	ArcelorMittal - Consolidated
Net cash provided by operating activities	4,030	1	457	968	(3,349)	2,107

Investing activities:
Purchases of property, plant and equipment (PP&E)	—	—	(156)	(455)	—	(611)
Proceeds from sale of assets and investments including affiliates and joint ventures	—	—	3	16	—	19
Restricted Cash	(987)	—	6	26	—	(955)
Investment in affiliates and joint ventures	12	—	—	(8)	—	4
Other investing activities	—	—	11	(23)	(13)	(25)

Net cash provided (used) by investing activities	(975)	—	(136)	(444)	(13)	(1,568)

Financing activities:
Proceeds from payable to banks	4,348	—	—	(4,302)	—	46
Proceeds from long-term debt	—	—	—	4,362	—	4,362
Proceeds from long-term debt payable to affiliated	(3,132)	—	1	—	3,131	—
Debt issuance cost	(9)	—	—	9	—	—
Payments of payable to banks	(4,025)	—	(23)	3,920	—	(128)
Payments of long-term debt payable to unrelated parties	—	(150)	(65)	(4,229)	—	(4,444)
Payments of long-term debt payable to affiliated	—	150	(230)	(151)	231	—
Sale of treasury stock	1	—	—	—	—	1
Dividends	(176)	—	—	(65)	—	(241)
Others	(53)	—	(15)	69	—	1

Net cash used by financing activities	(3,046)	—	(332)	(387)	3,362	(403)

Effect of exchange rate changes - cash	1	—	—	(51)	—	(50)

Net increase (decrease) in cash and cash equivalents	10	1	(11)	86	—	86
Cash and cash equivalents:

At the beginning of the year	50	—	9	1,976	—	2,035

At the end of the period	60	1	(2)	2,062	—	2,121

ArcelorMittal AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Notes to the Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2007

Condensed consolidating reconciliation of IFRS Net Income to U.S. GAAP Net Income for the period ended June 30, 2006

	ArcelorMittal - Parent Company	Ispat Inland ULC - Issuer Subsidiary	ArcelorMittal Guarantor Subsidiaries	ArcelorMittal Non-guarantor Subsidiaries	ArcelorMittal Consolidating Adjustments	ArcelorMittal - Consolidated
Net Income under IFRS	1,507	(2)	302	1,304	(1,604)	1,507

Employee Benefits	21	—	24	(3)	(21)	21
Business Combinations	225	—	80	145	(225)	225
Other	23	—	(44)	67	(23)	23
Effect of minority interests on adjustments	(14)	—	—	(14)	14	(14)
Deferred income tax effect on adjustments	(4)	—	(22)	18	4	(4)

Total Adjustments	251	—	38	213	(251)	251

Net Income under US GAAP	1,758	(2)	340	1,517	(1,855)	1,758

Condensed consolidating reconcilliation of IFRS Shareholder Equity to U.S. GAAP Shareholder Equity as at December 31, 2006

Equity under IFRS	42,127	88	3,442	90,247	(93,777)	42,127

Employee Benefits	(1,225)	—	(832)	(393)	1,225	(1,225)
Business Combinations	(6,758)	—	177	(6,935)	6,758	(6,758)
Other	(161)	—	(155)	(6)	161	(161)
Effect of minority interests on adjustments	1,098	—	—	1,098	(1,098)	1,098
Deferred income tax effect on adjustments	1,798	—	149	1,649	(1,798)	1,798

Total Adjustments	(5,248)	—	(661)	(4,587)	5,248	(5,248)

Equity under US GAAP	36,879	88	2,781	85,660	(88,529)	36,879

ArcelorMittal AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Notes to the Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2007

On April 14, 2004, Mittal Steel USA ISG Inc. issued senior, unsecured debt securities due 2014. Certain of the wholly owned subsidiaries of ArcelorMittal USA guarantee these notes on a full, unconditional and joint and several basis. On March 8, 2007, ArcelorMittal fully and unconditionally guaranteed the notes above.

Presented below is condensed consolidating financial information as required by Rule 3-10 of Regulation S-X related to these notes for the following:

-	ArcelorMittal on a parent company only basis;

-	ArcelorMittal USA, the issuer;

-	ArcelorMittal’s non-guarantor subsidiaries on a combined basis;

-	ArcelorMittal consolidating adjustments; and

-	ArcelorMittal and subsidiaries consolidated

ArcelorMittal AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Notes to the Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2007

Condensed consolidating balance sheets as of June 30, 2007

	IFRS
	Arcelor Mittal - Parent Company	ArcelorMittal USA - Issuer Subsidiary	Arcelor Mittal Non- guarantor Subsidiaries	Arcelor Mittal Consolidating Adjustments	Arcelor Mittal - Consolidated
ASSETS
Current assets:
Cash and cash equivalents	25	51	6,608	—	6,684
Restricted Cash	36	—	57	—	93
Short-term investments	—	—	5	—	5
Trade accounts receivable	—	1,150	10,096	—	11,246
Inventories	—	2,309	17,169	(30)	19,448
Other current assets	2,047	1,533	28,787	(26,276)	6,091

Total current assets	2,108	5,043	62,722	(26,306)	43,567
Property, plant and equipment – net	—	5,077	52,847	(88)	57,836
Investments in affiliates	63,610	342	45,453	(104,698)	4,707
Other assets	9,556	105	25,362	(16,284)	18,739

Total assets	75,274	10,567	186,384	(147,376)	124,849

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Payable to banks and current portion of long-term debt	3,211	81	4,325	—	7,617
Trade accounts payable	3	815	11,035	—	11,853
Accrued expenses and other current liabilities	8,166	1,360	25,570	(24,355)	10,741

Total current liabilities	11,380	2,256	40,930	(24,355)	30,211
Long-term debt	15,345	2,820	28,100	(23,876)	22,389
Deferred employee benefits	—	355	4,990	(1)	5,344
Other long-term obligations	—	1,313	10,692	(47)	11,958

Total liabilities	26,725	6,744	84,712	(48,279)	69,902

Minority Interest	—	—	2,032	4,366	6,398
Equity	48,549	3,823	99,640	(103,463)	48,549

Total liabilities and equity	75,274	10,567	186,384	(147,376)	124,849

ArcelorMittal AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Notes to the Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2007

Condensed consolidating statements of income for the six months ended June 30, 2007

	IFRS
	Arcelor Mittal - Parent Company	ArcelorMittal USA - Issuer Subsidiary	Arcelor Mittal Non- guarantor Subsidiaries	Arcelor Mittal Consolidating Adjustments	Arcelor Mittal - Consolidated
Net sales	—	6,250	49,776	(4,327)	51,699
Costs and expenses:
Cost of sales (exclusive of depreciation shown separately below)	—	5,451	38,567	(4,059)	39,959
Depreciation	—	197	1,788	—	1,985
Selling, general and administrative	61	152	2,328	(118)	2,423
Other Operating Expense (Income)	—	—	(295)	(60)	(355)

Operating income	(61)	450	7,388	(90)	7,687
Other income (expense) – net	873	—	530	(1,320)	83
Equity in earnings of subsidiaries	4,404	—	349	(4,404)	349
Financing costs:
Net interest income (expense)	(269)	(109)	54	(21)	(345)
Net gain (loss) from foreign exchange	26	—	92	35	153

Income before taxes	4,973	341	8,413	(5,800)	7,927
Income tax (benefit) expense:
Current	—	73	1,473	—	1,546
Deferred	—	31	447	(3)	475

Net income (loss) before minority interest	4,973	237	6,493	(5,797)	5,906
Minority Interest	—	—	(439)	(494)	(933)

Net income (loss)	4,973	237	6,054	(6,291)	4,973

ArcelorMittal AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Notes to the Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2007

Condensed consolidating statements of cash flows for the six months ended June 30, 2007

	Arcelor Mittal - Parent Company	ArcelorMittal USA - Issuer Subsidiary	ArcelorMittal Non-guarantor Subsidiaries	Arcelor Mittal Consolidating Adjustments	Arcelor Mittal - Consolidated
Net cash provided by operating activities	867	268	6,493	(1,246)	6,382

Investing activities:
Purchases of property, plant and equipment (PP&E)	—	(269)	(2,049)	—	(2,318)
Proceeds from sale of assets and investments including affiliates and joint ventures	—	2	973	—	975
Investment in affiliates and joint ventures	(793)	33	(5,852)	945	(5,667)
Other investing activities	(381)	—	500	—	119

Net cash provided (used) by investing activities	(1,174)	(234)	(6,428)	945	(6,891)

Financing activities:
Proceeds from payable to banks	—	—	1,966	—	1,966
Proceeds from long-term debt	2,175	—	3	—	2,178
Proceeds from long-term debt payable to affiliated	—	—	3,021	(3,021)	—
Payments of payable to banks	(405)	22	(379)	—	(762)
Payments of long-term debt payable to unrelated parties	—	(41)	(633)	—	(674)
Payments of long-term debt payable to affiliated	—	(49)	(2,830)	2,879	—
Sale of treasury stock	7	—	(571)	—	(564)
Dividends	(901)	—	(1,449)	1,192	(1,158)
Others	(558)	—	1,343	(755)	30

Net cash used by financing activities	318	(68)	471	295	1,016

Effect of exchange rate changes - cash	—	—	157	—	157

Net increase (decrease) in cash and cash equivalents	11	(34)	687	—	664
Cash and cash equivalents:

At the beginning of the year	14	85	5,921	—	6,020

At the end of the period	25	51	6,608	—	6,684

ArcelorMittal AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Notes to the Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2007

Condensed consolidating reconciliation of IFRS Net Income to U.S. GAAP Net Income as at June 30, 2007

	Arcelor Mittal - Parent Company	ArcelorMittal USA - Issuer Subsidiary	Arcelor Mittal Non- guarantor Subsidiaries	Arcelor Mittal Consolidating Adjustments	Arcelor Mittal - Consolidated
Net Income under IFRS	4,973	237	6,056	(6,293)	4,973

Employee Benefits	22	13	9	(22)	22
Business Combinations	152	(87)	239	(152)	152
Other	(81)	1	(82)	81	(81)
Effect of minority interests on adjustments	(22)	—	(22)	22	(22)
Deferred income tax effect on adjustments	(22)	24	(46)	22	(22)

Total Adjustments	49	(49)	98	(49)	49

Net Income under U.S. GAAP	5,022	188	6,154	(6,342)	5,022

Condensed consolidating reconciliation of IFRS Shareholders’ Equity to U.S. GAAP Shareholders’ Equity as at June 30, 2007

Equity under IFRS	48,549	3,823	99,640	(103,463)	48,549

Employee Benefits	(1,171)	(797)	(374)	1,171	(1,171)
Business Combinations	(6,978)	177	(7,155)	6,978	(6,978)
Other	(259)	(248)	(11)	259	(259)
Effect of minority interests on adjustments	973	—	973	(973)	973
Deferred income tax effect on adjustments	1,735	174	1,561	(1,735)	1,735

Total Adjustments	(5,700)	(694)	(5,006)	5,700	(5,700)

Equity under U.S. GAAP	42,849	3,129	94,634	(97,763)	42,849

ArcelorMittal AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Notes to the Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2007

Condensed consolidating balance sheets as of December 31, 2006

	IFRS
	ArcelorMittal - Parent Company	ArcelorMittal USA - Issuer Subsidiary	ArcelorMittal Non-guarantor Subsidiaries	ArcelorMittal Consolidating Adjustments	ArcelorMittal - Consolidated
ASSETS
Current assets:
Cash and cash equivalents	14	85	5,921	—	6,020
Restricted Cash	66	—	54	—	120
Short-term investments	—	—	6	—	6
Trade accounts receivable	—	879	7,890	—	8,769
Inventories	—	3,003	16,474	(239)	19,238
Other current assets	4,450	178	26,007	(25,426)	5,209

Total current assets	4,530	4,145	56,352	(25,665)	39,362
Property, plant and equipment – net	—	5,593	48,917	186	54,696
Investments in affiliates	54,872	338	42,538	(94,256)	3,492
Other assets	3,417	165	19,372	(8,338)	14,616

Total assets	62,819	10,241	167,179	(128,073)	112,166

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Payable to banks and current portion of long-term debt	—	93	1,637	3,192	4,922
Trade accounts payable	17	876	9,818	6	10,717
Accrued expenses and other current liabilities	4,099	986	19,884	(16,048)	8,921

Total current liabilities	4,116	1,955	31,339	(12,850)	24,560
Long-term debt	16,576	2,824	28,167	(25,922)	21,645
Deferred employee benefits	—	504	4,781	—	5,285
Other long-term obligations	—	1,363	9,148	(26)	10,485

Total liabilities	20,692	6,646	73,435	(38,798)	61,975

Minority Interest	—	—	4,043	4,021	8,064
Equity	42,127	3,595	89,701	(93,296)	42,127

Total liabilities and equity	62,819	10,241	167,179	(128,073)	112,166

ArcelorMittal AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Notes to the Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2007

Condensed consolidating statements of income for the six months ended June 30, 2006

	IFRS
	ArcelorMittal - Parent Company	ArcelorMittal USA - Issuer Subsidiary	ArcelorMittal Non-guarantor Subsidiaries	ArcelorMittal Consolidating Adjustments	ArcelorMittal - Consolidated
Net sales	—	6,736	10,929	(5)	17,660
Costs and expenses:
Cost of sales (exclusive of depreciation shown separately below)	—	5,776	8,394	(5)	14,165
Depreciation	—	183	516	—	699
Selling, general and administrative	44	147	403	(37)	557
Other Operating Expense (Income)	—	—	(72)	—	(72)

Operating income	(44)	630	1,688	37	2,311
Other income (expense) – net	95	—	—	(94)	1
Equity in earnings of subsidiaries	1,446	—	38	(1,446)	38
Financing costs:
Net interest income (expense)	10	(171)	(28)	(101)	(290)
Net gain (loss) from foreign exchange	—	—	95	—	95

Income before taxes	1,507	459	1,793	(1,604)	2,155
Income tax (benefit) expense:
Current	—	82	349	—	431
Deferred	—	75	(50)	—	25

Net income (loss) before minority interest	1,507	302	1,494	(1,604)	1,699
Minority Interest	—	—	(192)	—	(192)

Net income (loss)	1,507	302	1,302	(1,604)	1,507

ArcelorMittal AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Notes to the Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2007

Condensed consolidating statements of cash flows for the six months ended June 30, 2006

	-
	ArcelorMittal - Parent Company	ArcelorMittal USA - Issuer Subsidiary	ArcelorMittal Non-guarantor Subsidiaries	ArcelorMittal Consolidating Adjustments	ArcelorMittal - Consolidated
Net cash provided by operating activities	4,030	397	1,029	(3,349)	2,107

Investing activities:
Purchases of property, plant and equipment (PP&E)	—	(156)	(455)	—	(611)
Proceeds from sale of assets and investments including affiliates and joint ventures	—	15	4	—	19
Restricted Cash	(987)	6	26	—	(955)
Investment in affiliates and joint ventures	12	10	(18)	—	4
Other investing activities	—	11	(23)	(13)	(25)

Net cash provided (used) by investing activities	(975)	(114)	(466)	(13)	(1,568)

Financing activities:
Proceeds from payable to banks	4,348	—	(4,302)	—	46
Proceeds from long-term debt	—	—	4,362	—	4,362
Proceeds from long-term debt payable to affiliated	(3,132)	1	—	3,131	—
Debt issuance cost	(9)	—	9	—	—
Payments of payable to banks	(4,025)	(23)	3,920	—	(128)
Payments of long-term debt payable to unrelated parties	—	(65)	(4,379)	—	(4,444)
Payments of long-term debt payable to affiliated	—	(230)	(1)	231	—
Sale of treasury stock	1	—	—	—	1
Dividends	(176)	—	(65)	—	(241)
Others	(53)	(15)	69	—	1

Net cash used by financing activities	(3,046)	(332)	(387)	3,362	(403)

Effect of exchange rate changes - cash	1	—	(51)	—	(50)

Net increase (decrease) in cash and cash equivalents	10	(49)	125	—	86

Cash and cash equivalents:
At the beginning of the year	50	55	1,930	—	2,035

At the end of the period	60	6	2,055	—	2,121

ArcelorMittal AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Notes to the Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2007

Condensed consolidating reconciliation of IFRS Net Income to U.S. GAAP Net Income for the six months ended June 30, 2006

	ArcelorMittal - Parent Company	ArcelorMittal USA - Issuer Subsidiary	ArcelorMittal Non-guarantor Subsidiaries	ArcelorMittal Consolidating Adjustments	ArcelorMittal - Consolidated
Net Income under IFRS	1,507	302	1,302	(1,604)	1,507

Employee Benefits	21	24	(3)	(21)	21
Business Combinations	225	80	145	(225)	225
Other	23	(44)	67	(23)	23
Effect of minority interests on adjustments	(14)	—	(14)	14	(14)
Deferred income tax effect on adjustments	(4)	(22)	18	4	(4)

Total Adjustments	251	38	213	(251)	251

Net Income under U.S. GAAP	1,758	340	1,515	(1,855)	1,758

Condensed consolidating reconciliation of IFRS Shareholders’ Equity to U.S. GAAP Shareholders’ Equity as at December 31, 2006

Equity under IFRS	42,127	3,595	89,701	(93,296)	42,127

Employee Benefits	(1,225)	(832)	(393)	1,225	(1,225)
Business Combinations	(6,758)	177	(6,935)	6,758	(6,758)
Other	(161)	(155)	(6)	161	(161)
Effect of minority interests on adjustments	1,098	—	1,098	(1,098)	1,098
Deferred income tax effect on adjustments	1,798	149	1,649	(1,798)	1,798

Total Adjustments	(5,248)	(661)	(4,587)	5,248	(5,248)

Equity under U.S. GAAP	36,879	2,934	85,114	(88,048)	36,879

ArcelorMittal AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Notes to the Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2007

NOTE 12: RECONCILIATION FROM IFRS TO US GAAP

The Company’s consolidated financial statements have been prepared in accordance with IFRS, which, differs in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The effects of the application of U.S. GAAP on consolidated net income for the six-month periods ended June 30, 2006 and 2007, as determined under IFRS, are set out in the table below:

	For the six months ended June 30,
	2006	2007
Net income (including minority interests)	1,699	5,906
Less: minority interests, as reported under IFRS	(192)	(933)

Net income attributable to equity holders of parent , as reported under IFRS	1,507	4,973
U.S. GAAP adjustments:
(a) Employee benefits	21	22
(b) Business combination-related adjustments:
(1) Negative goodwill and measurement date	144	92
(2) Revaluation of minority interests	—	60
(3) Restructuring provisions	81	—
(c) Other	23	(81)
(d) Effect of minority interests on adjustments	(14)	(22)
(e) Deferred income tax effect on adjustments	(4)	(22)

Total U.S. GAAP adjustments	251	49

Net income, as determined under U.S. GAAP	1,758	5,022

Earnings per share (Class A and Class B), as determined under U.S. GAAP:
Basic	2.49	3.63
Diluted	2.49	3.63

ArcelorMittal AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Notes to the Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2007

The effects of the application of U.S. GAAP on consolidated shareholders’ equity as of December 31, 2006 and June 30, 2007, as determined under IFRS, are set out in the table below:

	As of December 31, 2006	As of June 30, 2007
Consolidated shareholders’ equity, as reported under IFRS	50,191	54,947
Less: minority interest, as reported under IFRS	(8,064)	(6,398)

Consolidated shareholders’ equity excluding minority interest, as determined under IFRS	42,127	48,549
U.S. GAAP adjustments:
(a) Employee benefits	(1,225)	(1,171)
(b) Business combination-related adjustments:
(1) Negative goodwill and measurement date	(5,373)	(5,467)
(2) Revaluation of minority interests	(1,586)	(1,511)
(3) Restructuring provisions	80	—
(4) Finalization of purchase price allocation	121	—
(c) Other	(161)	(130)
(d) Effect of minority interests on adjustments	1,098	973
(e) Deferred income tax effect on adjustments	1,798	1,735
(f) Uncertain tax positions	—	(129)

Total U.S. GAAP adjustments	(5,248)	(5,700)

Shareholders’ equity, as determined under U.S. GAAP	36,879	42,849

ArcelorMittal AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Notes to the Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2007

(a) Employee benefits

The aggregate adjustments included in the tables above as of December 31, 2006 and June 30, 2007 and for each of the six-month period ended June 30, 2006 and 2007 consist of the following:

	As of December 31, 2006	As of June 30, 2007	For the six months ended June 30,
			2006	2007
Recognition of funded status (SFAS 158)	(1,012)	(991)	—	3
Prior service costs	(213)	(180)	21	19

Total U.S. GAAP adjustments (before income taxes and minority interest)	(1,225)	(1,171)	21	22

Recognition of funded status (SFAS 158)

Under U.S. GAAP, the Company accounts for its pensions and post-retirement benefit plans in accordance with Statement of Financial Accounting Standards (“SFAS”) 87, “Employers’ Accounting for Pensions” and SFAS 106, “Employers’ Accounting for Post-retirement Benefits” and, from December 31, 2006, SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R).” Effective December 31, 2006, SFAS 158 requires the Company to recognize the funded status of employee benefit plans on the balance sheet. Due to the adoption of SFAS 158, actuarial gains and losses and past service costs, (which remain unrecognized under IFRS) are recognized as of June 30, 2007 directly in equity, net of deferred income taxes.

Prior service costs

Under IFRS, in accordance with IAS 19, “Employee Benefits”, where pension benefits have already vested, past service costs are recognized immediately. Under U.S. GAAP, in accordance with SFAS 87, prior service costs are amortized over the remaining service period for both vested and unvested rights.

(b) Business combination-related adjustments

(1) Negative goodwill and measurement date

Under IFRS 3, “Business Combinations,” any excess of the fair value of acquired net assets over the acquisition cost (negative goodwill) is recognized immediately as income.

Under U.S. GAAP, in accordance with SFAS 141, “Business Combinations,” any excess of the fair value of acquired net assets over the acquisition cost (negative goodwill) is allocated on a pro rata basis to reduce the amount allocated to non-current, non-monetary assets until such assets are reduced to zero. Any remaining excess is recognized immediately as an extraordinary gain.

Under U.S. GAAP, these amounts reduced the underlying long-lived assets, thereby reducing depreciation and amortization expense on the related assets of 144 and 92 for the six-month periods ended June 30, 2006 and 2007, respectively.

Under IFRS, the guidance of IFRS 3 requires that securities issued as consideration in a business combination be recorded at their fair value as of the date of exchange – the date on which an entity obtains control over the acquiree’s net assets and operations.

Under U.S. GAAP, in accordance with Emerging Issues Task Force (“EITF”) 99-12: “Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination,” the measurement date used to determine the fair value of securities issued as consideration in a business combination is the date when the terms of the transaction are agreed to and announced.

ArcelorMittal AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Notes to the Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2007

The following adjustments related to measurement date differences between IFRS and U.S. GAAP as of and for the years ended December 31, 2006 and June 30, 2007 are set out below:

	2006 Arcelor	2007 Arcelor	2007 Arcelor Brasil SA
Value of Mittal Steel shares issued as determined under U.S. GAAP purposes	21,172	21,172	1,455
Value of Mittal Steel shares issued as determined under IFRS	23,240	23,240	1,709

Total U.S. GAAP difference on measurement date	(2,068)	(2,068)	(254)
Cumulative translation adjustment related to goodwill difference	(65)	(120)	—

U.S. equity adjustment for measurement date	(2,133)	(2,188)	(254)

Acquisition of Arcelor

Under IFRS, the 679.4 million Mittal Steel common shares issued in connection with the acquisition of Arcelor were valued at a weighted average price of $34.20 per share, resulting in an aggregate consideration for this component of the purchase price of 23,240. Under U.S. GAAP, the 679.4 million Mittal Steel common shares issued in connection with the acquisition of Arcelor were valued at a weighted average price of $31.16 per share, resulting in an aggregate consideration for this component of the purchase price of 21,172. The resulting difference in fair value assigned to the Mittal Steel common shares issued in connection with the acquisition of Arcelor amounts to 2,068 and is included in the reconciliation of consolidated shareholders’ equity as of December 31, 2006.

Acquisition of Arcelor Brasil SA minority interests

Under IFRS, the 27.0 million Mittal Steel common shares issued in connection with the acquisition of Arcelor Brasil SA minority interests were valued at a weighted average price of $63.23 per share, resulting in an aggregate consideration for this component of the purchase price of 1,709. Under U.S. GAAP, the 27.0 million Mittal Steel common shares issued in connection with the acquisition of Arcelor Brasil SA minority interests were valued at a weighted average price of $53.85 per share, resulting in an aggregate consideration for this component of the purchase price of 1,455. The resulting difference in fair value assigned to the Mittal Steel common shares issued in connection with the acquisition of Arcelor Brasil SA minority interests amounts to 254 and is included in the reconciliation of consolidated shareholders’ equity as of June 30, 2007.

(2) Revaluation of minority interests

Under IFRS, when a company acquires less than 100% of a subsidiary, the minority (non-controlling) interests are recorded in the acquirer’s balance sheet at the minority’s proportion of the fair value of the assets acquired and liabilities assumed.

Under U.S. GAAP, when a company acquires less than 100% of a subsidiary, the minority (non-controlling) interests are recorded in the acquirer’s balance sheet at the minority’s proportion of the historical book value of the assets acquired and liabilities assumed. Fair values are only assigned to the parent company’s share of the net assets acquired.

The aggregate adjustments included in the tables above as of December 31, 2006 and June 30, 2007 and for the six-month periods ended June 30, 2006 and 2007:

	As of		For the six months ended June 30,
	December 31, 2006	June 30, 2007
			2006	2007
U.S. GAAP adjustments:
Minority interest in Arcelor	(731)	(680)	—	32
Minority interest in subsidiaries of Arcelor	(617)	(597)	—	28
Minority interest in Kryviy Rih	(238)	(234)	—	—

Total U.S. GAAP adjustments (before income taxes and minority interest)	(1,586)	(1,511)	—	60

Effect of income taxes on adjustments	(525)	(538)	—	(15)
Effect of minority interests on adjustments	(1,061)	(973)	—	(45)

Total U.S. GAAP adjustments (after income taxes and minority interest)	—	—	—	—

ArcelorMittal AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Notes to the Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2007

(3) Restructuring provisions

Under IFRS, the Company may recognize restructuring provisions as part of the acquired liabilities only if the Company has an existing liability at the acquisition date for a restructuring plan recognized in accordance with International Accounting Standards (“IAS”) 37, “Provisions, contingent liabilities, and contingent assets”.

Under U.S. GAAP, EITF 95-3, “Recognition of Liabilities in Connection with a Business Combination,” requires the Company to recognize a restructuring liability at the acquisition date if specific criteria are met. Mittal Steel must have a plan to exit an activity as of the acquisition date, and communication of such a plan should have occurred.

Acquisition of ISG

In conjunction with the acquisition of ISG, a restructuring provision was recognized under U.S. GAAP, which could not be recognized for IFRS. Therefore, under IFRS, the net assets acquired were higher than those recognized under U.S. GAAP in the opening balance sheet, resulting in a corresponding adjustment to the amount of negative goodwill recognized immediately in the statement of income under IFRS, which is not recognized for U.S. GAAP purposes. The difference had no impact on consolidated shareholders’ equity in total between IFRS and U.S. GAAP, however, in reconciling from IFRS to U.S. GAAP, a reclassification adjustment is necessary within equity from retained earnings under IFRS to additional paid in capital under U.S. GAAP for this difference.

During the year ended December 31, 2006, ISG recorded a restructuring provision of 80 under IFRS, which was previously recognized under U.S. GAAP through purchase accounting during the year ending December 31, 2005. Accordingly, the provision recorded under IFRS has been reversed during the year ended December 31, 2006 for U.S. GAAP.

(4) Finalization of purchase price allocation (“PPA”)

The aggregate adjustments included in the tables above as of December 31, 2006 and June 30, 2007 consist of the following:

	As of
	December 31, 2006	June 30, 2007
U.S. GAAP adjustments:
Finalization of ISG PPA	130	—
Finalization of Kryviy Rih PPA	(9)	—

Total U.S. GAAP adjustments (before income taxes and minority interest)	121	—

Effect of income taxes on adjustments	—	—
Effect of minority interests on adjustments	10	—

Total U.S. GAAP adjustments (after income taxes and minority interest)	131	—

Under IFRS and U.S. GAAP, the period that is allowed for finalizing the identification and measurement of the fair value of assets acquired and liabilities assumed in a business combination ends when the acquiring entity is no longer waiting for information that it has arranged to obtain and that is known to be available or obtainable. That allocation period should usually not exceed one year from the consummation of a business combination. Accordingly, the measurement and recognition of certain items have been adjusted to take into account information obtained in 2006 regarding the facts and circumstances that existed as of the acquisition date and that, if known, would have affected the measurement or recognition of the amounts as of that date.

Under IFRS, the prior period financial statements were modified to reflect these adjustments from the date of acquisition. Under U.S. GAAP, the prior period financial statements were not modified to reflect these adjustments. The final U.S. GAAP purchase price adjustments were recorded during the year ended December 31, 2006, with no impact on the consolidated statement of income.

(c) Other

The aggregate adjustments included in the tables above as of December 31, 2006 and June 30, 2007 and for the six-month periods ended June 30, 2006 and 2007 consist of the following:

	As of		For the six months ended June 30,
	December 31, 2006	June 30, 2007
			2006	2007
Inventory valuation	(154)	(87)	17	(87)
Other	(7)	(43)	6	6

Total U.S. GAAP adjustments (before income taxes and minority interest)	(161)	(130)	23	(81)

ArcelorMittal AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Notes to the Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2007

Inventory valuation

Under IFRS, inventory is measured on the basis of first in – first out (FIFO). Under U.S. GAAP, the Company measures certain inventory on the basis of last in – first out (LIFO).

(d) Effect of minority interests on adjustments

This adjustment reflects the portion of the aforementioned adjustments attributable to the Company’s subsidiaries with minority interests.

(e) Deferred income tax effect on adjustments

This adjustment reflects the deferred tax effects attributable to the aforementioned adjustments.

(f) Uncertain tax positions

On January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). As a result of the implementation of FIN 48, the Company recognized an increase of approximately 129 of additional liabilities for uncertain tax positions, which was accounted for as a reduction to the January 1, 2007 balance of retained earnings.

The total amount of unrecognized tax benefits were approximately 1,199 as of June 30, 2007 and 1,238 as of January 1, 2007. If these unrecognized tax benefits were recognized, the annual effective tax rate would decrease by approximately 3%. Unrecognized tax benefits are the differences between a tax position taken, or expected to be taken in a tax return, and the benefit recognized for accounting purposes pursuant to FIN 48.

The Company records interest related to uncertain tax positions as a part of net interest and other financial costs in the Statement of Operations. Any penalties are recognized as part of selling, general administrative expenses. As of June 30, 2007 and January 1, 2007, the Company had an accrued liability of approximately 43 and 35, respectively for interest and penalties related to uncertain tax positions.

(g) Other presentation differences

The major reclassifications, adjusting the IFRS presentation to conform to U.S. GAAP, are as follows:

Deferred income taxes

Under IFRS, current deferred tax assets and current deferred tax liabilities are presented as non-current items in the balance sheet. Under U.S. GAAP, current deferred tax assets and current deferred tax liabilities are presented within current assets and current liabilities, respectfully, in the balance sheet.

Classification of accreted interest

Under IFRS, the interest component of discounted obligations is presented as part of interest. Under U.S. GAAP the interest component of discounted obligations is presented as part of cost of sales.

Deferred financing costs

Under IFRS, borrowings are recognized in the balance sheet net of issuance related costs. Under U.S. GAAP, issuance related costs are recognized in the balance sheet as an asset.

Pension costs

Under IFRS, the Company has classified the interest component and the expected return on plan assets component of net periodic pension cost as a financial expense in the consolidated statement of income. Under U.S. GAAP, the interest component and the expected return on plan assets component of net periodic pension costs is included within the operating expense section of the consolidated statement of income.

Assets and liabilities held for sale

Under IFRS, as of December 31, 2006, the Company has classified its laser-welded tailor blank business as held for sale, following the signing of a binding letter of intent during the year. Under U.S. GAAP, as the Company will continue to have significant involvement in the laser-welded tailor blank business being sold, the respective assets and liabilities have been reclassified from the held for sale designation.

ArcelorMittal AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Notes to the Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2007

(h) U.S. GAAP earnings per share

Under U.S. GAAP, basic earnings-per-share is calculated by dividing the net income available to common shareholders by the weighted average number of shares outstanding during the period, and diluted earnings-per-share is calculated by adjusting both the numerator and denominator used for the calculation of basic earnings-per-share for instruments that provide holders with potential access to the capital of the Company, whether they are issued by the Company itself or by one of its subsidiaries. The dilution is calculated, instrument-by-instrument, taking into account the conditions existing at the balance sheet date, and excluding anti-dilutive instruments.

ArcelorMittal AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Notes to the Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2007

The following table sets out the calculation of basic and diluted earnings-per-share (in millions, except per share data), as determined in accordance with U.S. GAAP, for the six-month periods ended June 30, 2006 and 2007:

	For the six months Ended June 30,
	2006	2007
Net income available to common shareholders:
Basic earnings-per-share	1,758	5,022

Net income available to shareholders and assumed conversion	1,758	5,022
Weighted average number of shares outstanding:
Basic earnings-per-share	706	1,383
Incremental shares from assumed exercise of stock options	1	2

Diluted earnings-per-share	707	1,385
Earnings per share:
Basic	2.49	3.63
Diluted	2.49	3.63